This merger involves an offer of securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its directors are residents of a foreign country.  You may not be able to sue a foreign company or its directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This document has been translated from the Japanese-language original for reference purposes only.

While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

Stock Code:  1955
June 10, 2010

Ken-ichi Nishimura
President and CEO, Representative Director
TODENTSU Corporation
Higashi Shimbashi 2-chome, 3-3
Minato-ku, Tokyo

To:	All Shareholders

Notification of Convocation of
the 65th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 65th Ordinary General Meeting of Shareholders, to be convened as described below.

Please note that you may exercise your voting rights in writing if you are unable to attend the meeting.  Please review the enclosed reference documentation for the meeting and send an indication of your approval or disapproval of the proposed resolutions to be received by 5:00 p.m. on Monday, June 28, 2010 (Japan time).

Details

1.	Time and date:

June 29, 2010 (Tuesday), at 10:00 a.m. (Japan time)

2.	Location:

7th Floor conference room at the headquarters of TODENTSU Corporation

Higashi Shimbashi 2-chome, 3-3, Minato-ku, Tokyo

3.	Agenda for the General Meeting of Shareholders:

Matters to be reported:

1.  Business report for the 65th Period (April 1, 2009 to March 31, 2010) and reports on the consolidated financial statements and results of the audits of the consolidated financial statements by the accounting auditor and the Board of Auditors.

2.  Report on the financial statements for the 65th period (April 1, 2009 to March 31, 2010).

Matters to be resolved:

Resolution No. 1:	Appropriation of surplus

Resolution No. 2:	Establishment of a joint holding company through share transfer

Please see the enclosed reference materials.

*
Please note that in the event that any revision must be made to the convocation notice documentation and reference documentation for the meeting, such revision will be noted on the Internet at the company’s website (http://www.todentsu.co.jp).

Resolution No. 1:  Appropriation of surplus

The basic policy of the company is to distribute stable and continuous dividends focused on a return to our shareholders, while ensuring sufficient internal reserves to provide for business development and strengthen and enhance the corporate structure, taking into consideration financial conditions and profit levels.  Based on this policy and in light on the operating results for the fiscal year ending on March 2010, we would like to increase the dividend by 2 yen per share to declare a dividend of 6 yen per share.

1.	Year-end dividend

1)	Type of asset to be distributed as dividend:
Cash

2)	Allocation of dividend assets and total amount:
6 yen per ordinary share; total amount of 241,922,880 yen

3)	Effective date for the allocation of dividends from surplus:
June 30, 2010

2.	Appropriation of surplus

1)	Item where surplus increased and corresponding amount
Other reserves; 500,000,000 yen

2)	Item where surplus decreased and corresponding amount
Surplus carried forward; 500,000,000 yen